KIRKLAND LAKE GOLD ANNOUNCES CONTINUED STRONG PERFORMANCE AT FOSTERVILLE AND
MANAGEMENT CHANGES

Toronto, Ontario – May 23, 2017 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (OTCQX:KLGDF) is pleased to provide an update of progress at its Fosterville Mine and recent management changes.

At the Fosterville Mine in Victoria, Australia, ore grades continue to significantly exceed model expectations in some locations within Lower Phoenix where key structures are in close spatial association. In-spite of the planned mill downtime in May, the Fosterville Mine is projected to produce between 70,000 and 80,000 ounces of gold during Q2 2017. The mine is well-positioned to deliver the recently increased annual production guidance of 200,000 – 225,000 ounces of gold for 2017.

The Company announces the departure of Darren Hall, Chief Operating Officer, from its management team effective today, although Darren will continue to provide transitional support until June 30, 2017. There is a strong operations management group at the Australian and Canadian Operations, and the Company expects this to be a smooth transition to a more country focused management.

In addition, the Company announces the resignation of Ryan King, Vice President of Investor Relations from its management team, effective today. During the interim, all Investor Relations inquires can be directed to Darin Smith, Director of Corporate Development.

Darin Smith is a new management appointment for Kirkland Lake Gold and will be based out of the Toronto Corporate office, working alongside the Executive Team on strategic long range planning and development. Darin is an analytical mining finance professional and brings over fifteen years of experience in financial analysis and corporate strategy in the mining sector. Most recently, Darin was engaged in a Business Development role at Antofagasta Minerals and prior to that worked at BMO Capital Markets, as a Vice President in the Global Metals and Mining Group. Darin holds a Bachelor of Science in Mining Engineering and a Masters in Management Analytics, both from Queen’s University.

Tony Makuch, President and CEO of Kirkland Lake Gold stated: “On behalf of the Company, I would like to thank Darren Hall for his contributions and leadership following the business combination and integration of Newmarket Gold. I would also like to thank Ryan King for his contributions to our Investor Relations program and commitment to our shareholders through the integration of Newmarket Gold. We wish them both continued success in their future endeavors. Further, I welcome Darin Smith to the management team at Kirkland Lake Gold. Darin’s experience and skillset will be central in evaluating potential accretive opportunities to maximize the most efficient use of the Company’s resources.”

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer targeting 530,000 - 570,000 ounces in Tier 1 mining jurisdictions of Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: second quarter projected production results from the Fosterville mine, the future development of the Fosterville Mine and development of the Lower Phoenix area; the future development of the Canadian and Australian operations, the ability to realize synergies and cost savings; the potential impact on exploration activities; the potential impact on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the merger; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including Kirkland Lake Gold's annual information form dated December 31, 2016, financial statements and related MD&A for the first quarter ended March 31, 2017 and their interim financial reports and related MD&A for the period ended March 31, 2017 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Darin Smith, Director, Corporate Development
Phone: +1 416-840-7884
E-mail: dsmith@klgold.com